FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 14, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 14, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Below is the English version of our MOPS filings on December 14, 2017.

Regulation: Published pursuant to Article 4 Paragraph 49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

SEQ_NO: 1

Date of announcement: 2017/12/14

Time of announcement: 17:02:04

Subject: ASE and SPIL signed a Supplemental Agreement to Joint Share Exchange Agreement to extend the Long Stop Date of Joint Share Exchange

Date of events: 2017/12/14

To which item it meets: paragraph 49

Statement:

1. Date of occurrence of the event: 2017/12/14

2. Company name: Advanced Semiconductor Engineering, Inc.

3. Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: ASE and SPIL signed a Supplemental Agreement to Joint Share Exchange Agreement to amend and extend the Long Stop Date of Joint Share Exchange.

6. Countermeasures: N/A

7. Any other matters that need to be specified: Advanced Semiconductor Engineering, Inc. (TWSE Code: 2311, NYSE Code: ASX) (”ASE”) and Siliconware Precision Industries Co., Ltd. (”SPIL”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) have entered into a Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”) on June 30, 2016, whereby ASE will file an application to establish ASE Industrial Holding Co., Ltd. (“HoldCo”) by means of a statutory share exchange, and HoldCo will acquire all issued and outstanding shares of both ASE and SPIL. Upon the closing of the share exchange, ASE and SPIL will be delisted from the Taiwan Stock Exchange and become wholly-owned subsidiaries of HoldCo concurrently (the “Joint Share Exchange”). Since ASE and SPIL only received the conditional approval on the Joint Share Exchange from the Anti-Monopoly Bureau under the Ministry of Commerce of the People’s Republic of China (”MOFCOM”) on November 24, 2017, to accommodate the time required for closing, ASE and SPIL have signed a supplemental agreement (“Supplemental Agreement”) to Joint Share Exchange Agreement extend the last day of the Joint Share Exchange from December 31, 2017 to October 31, 2018. The Supplemental Agreement will be effective upon the approval by ASE’s and SPIL’s respective board of directors.

ASE and SPIL will continue with the establishment of HoldCo. It is expected that an extraordinary general meeting will be convened in February 2018 and the establishment of HoldCo will be completed by the end of April 2018. This timeline, however, is subject to the review progress of the competent authorities.